UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM SD

Specialized Disclosure Report

Tessera Technologies, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	000-50460	20-4731239
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3025 Orchard Parkway, San Jose, CA	95134
(Address of Principal Executive Offices)	(Zip Code)

(408) 321-6000

(Registrant’s Telephone Number, Including Area Code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

ITEM 1.01	Conflict Minerals Disclosure

During the first and second quarters of 2013, Digital Optics Corporation (“DOC”), a subsidiary of Tessera Technologies, Inc. (the “Company”), manufactured and sold camera module products as to which “conflict minerals” (as defined in Section 1, item 1.01(d)(3) of Form SD) were necessary to the functionality or production of such products. DOC ceased offering such products in April 2013, and no products containing conflict minerals have been manufactured for commercial production by the Company or any of its subsidiaries since that time. The Company has no plans to manufacture or sell any products containing conflict minerals in the future. DOC was several levels removed from the actual mining or smelting of conflict minerals. The Company does not make purchases of conflict minerals except to the extent they were used in manufacturing processes by DOC’s suppliers, and makes no purchases in the Democratic Republic of the Congo or any country that shares an internationally recognized border with the Democratic Republic of the Congo (collectively, the “Covered Countries”). The Company has conducted a reasonable country of origin inquiry consisting of a supply-chain survey with its direct suppliers during 2013 using the EICC/GeSI Conflict Minerals Reporting Template. All of the conflict minerals used in the Company’s products during such period were provided by its suppliers. As a result of this reasonable country of origin inquiry, all suppliers who contributed necessary conflict minerals to Company products offered or sold to customers during 2013 provided a response to the supply-chain survey. The supply-chain survey identified a number of countries of origin of the conflict minerals used by suppliers, which did not include any Covered Countries.

This Conflict Minerals Disclosure is also available on the Investor Relations page of the Company’s website at http://ir.tessera.com/governance.cfm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Tessera Technologies, Inc.

Date: June 2, 2014	By:	/s/ Robert Andersen
	Name:	Robert Andersen
	Title:	Executive Vice President and Chief Financial Officer

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